

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3628

March 8, 2007

By Facsimile (414.297.4900) and U.S. Mail
Peter D. Fetzer, Esq.
Foley & Lardner LLP
77 East Wisconsin Avenue
Milwaukee, WI 53202-5306

Re: **Bancorp Rhode Island, Inc. (the "Company")**
        Preliminary Proxy Statement on Schedule 14A
        Filed March 1, 2007 by
        PL Capital Group
        File No. 001-16101

Dear Mr. Fetzer:

        We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note you refer security holders to information that you are required to provide and will be contained in the Company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the Company's proxy statement, you must

undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

2. Please supplementally provide copies of the referenced analyst reports and other cited materials, clearly marking the relevant sections. We note, for example, references to SNL Securities reports, FDIC data, analyst report excerpts and a "banking industry publication dated February 5, 2007," in which you claim the Company's CEO admitted to purposely blocking John Palmer from asking questions during the Company's forth quarter earnings teleconference call. Further, with regard to the analyst report excerpts, please provide the disclosure required by Rule 14a-12(c)(2).

Why You Were Sent This Proxy Card

3. We note the Company issued a press release dated January 34, 2007 (included as an exhibit to a Form 8-K and filed under cover of Schedule 14A as soliciting material pursuant to Rule 14a-12 on January 25, 2007) in which it announced its intention to use a White proxy card in connection with the 2007 annual meeting of shareholders. Please tell us why you believe your notice of intent to use a WHITE proxy card after the Company previously announced its intention to do the same is consistent with Rule 14a-9.

Bancorp RI Should Explore All Possible Strategic Alternatives

4. We note disclosure of your belief that a sale or merger with a larger bank are among the strategic alternatives the Company's board should aggressively explore. Please disclose whether any of the Participants have approached or have been approached by any potential acquirors of the Company.

Solicitation of Proxies; Expenses

5. We note that you may employ various methods to solicit proxies, including telephone and telegraph. Be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Additionally, to the extent that you plan to solicit proxies via the internet, tell us which websites you plan to utilize.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3636 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Special Counsel
Office of Mergers & Acquisitions